D EXCHANGE COMMISSION
GTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

.G PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of
1934 and Rule 17a-5 Thereunder

SEC FILE NO
8-50214

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M Holdings Securities, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

205 SE Spokane Street
(No. and Street)

Portland (City) OR (State) 97202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Keller (503) 232-6960
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers

1300 S.W. Fifth Avenue, Suite 3100 | Portland | OR | 97201
(ADDRESS) Number and Street | City | State | Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB 3/21

OATH OR AFFIRMATION

I, Michael Keller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of M Holdings Securities, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
MARIAN HUGHES
NOTARY PUBLIC-OREGON
COMMISSION NO. 316903
MY COMMISSION EXPIRES OCT 12, 2002

Name: Michael Keller
Title: President

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' report on internal control structure

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201-5638
Telephone (971) 544-4000
Facsimile (971) 544-4100

Report of Independent Accountants

To the Board of Directors of
M Holdings Securities, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of M Holdings Securities, Inc. (the Company) at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 8, 2002

M Holdings Securities, Inc.
Statements of Financial Condition
December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash	$ 1,074,189	$ 219,778
Short-term investments	-	224,055
Commissions receivable	3,622,939	2,447,928
Accounts receivable	233,416	120,699
Prepaid expenses	46,027	58,801
Property and equipment	565,682	764,923
Deferred expenses	1,257,692	612,790
Other assets and deposits	82,545	57,239
Total assets	$ 6,882,490	$ 4,506,213
LIABILITIES		
Accounts payable	$ 2,380	$ 109,905
Payable to parent	375,000	-
Commissions payable	3,862,484	2,397,119
Total liabilities	4,239,864	2,507,024
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10 shares issued and outstanding, 1,000 shares authorized at December 31, 2001 and 2000	25,000	25,000
Additional paid-in capital	6,798,300	4,637,225
Accumulated deficit	(4,180,674)	(2,663,036)
Total stockholder's equity	2,642,626	1,999,189
Total liabilities and stockholder's equity	$ 6,882,490	$ 4,506,213

The accompanying notes are an integral part of the financial statements.

M Holdings Securities, Inc.
Statements of Operations
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Insurance commissions	$ 54,553,287	$ 6,002,414
Investment advisory fees	1,376,033	325,140
Mutual fund transactions	822,270	543,422
Equity transactions	150,624	13,040
Dividends and interest income	31,837	7,059
	56,934,051	6,891,075
Expenses:		
Registered representatives compensation	55,167,542	6,649,348
Employee compensation and benefits	1,681,489	1,134,628
General and administrative	754,828	488,500
Office expenses	646,425	559,861
Outside professional services	629,417	815,466
Travel	140,510	108,086
Recruiting and relocation	102,482	185,772
Marketing	90,898	94,255
Education	56,443	58,115
Total expenses	59,270,034	10,094,031
Net loss	$ (2,335,983)	$ (3,202,956)

The accompanying notes are an integral part of the financial statements.

M Holdings Securities, Inc.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2001 and 2000

	Common stock		Additional paid-in capital	Accumulated deficit	Total
	Shares	Amount			
Balance, December 31, 1999	10	$ 25,000	$ 1,589,558	$ (909,527)	$ 705,031
Net loss	-	-	-	(3,202,956)	(3,202,956)
Additional capital contribution from Parent	-	-	4,497,114	-	4,497,114
Reclassifications (Note 1)	-	-	(1,449,447)	1,449,447	-
Balance, December 31, 2000	10	25,000	4,637,225	(2,663,036)	1,999,189
Net loss	-	-	-	(2,335,983)	(2,335,983)
Additional capital contribution from Parent	-	-	2,979,420	-	2,979,420
Reclassifications (Note 1)	-	-	(818,345)	818,345	-
Balance, December 31, 2001	10	$ 25,000	$ 6,798,300	$ (4,180,674)	$ 2,642,626

The accompanying notes are an integral part of the financial statements.

M Holdings Securities, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net loss	$ (2,335,983)	$ (3,202,956)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	680,832	379,867
Accretion of interest from investments	-	(4,055)
Changes in operating assets and liabilities:		
Commissions receivable	(1,175,011)	(2,447,928)
Accounts receivable	(112,717)	(120,699)
Accounts payable	(107,525)	109,905
Commissions payable	1,465,365	2,397,119
Prepaid expenses	12,774	(37,524)
Other assets and deposits	(25,306)	(7,026)
Payable to parent	375,000	-
Capitalization of deferred expenses	(755,418)	(651,904)
Net cash used in operating activities	(1,977,989)	(3,585,201)
Cash flows from investing activities:		
Proceeds from sale (purchase) of short-term investments	224,055	(220,000)
Purchases of property and equipment	(371,075)	(532,779)
Net cash used in investing activities	(147,020)	(752,779)
Cash flows from financing activities:		
Proceeds from additional capital contribution from Parent	2,979,420	4,497,114
Net increase in cash	854,411	159,134
Cash at beginning of year	219,778	60,644
Cash at end of year	$ 1,074,189	$ 219,778

The accompanying notes are an integral part of the financial statements.

1. The Company and Summary of Significant Accounting Policies

M Holdings Securities, Inc. (the Company), an Oregon corporation, was incorporated on March 21, 1997. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly-owned subsidiary of M Financial Holdings Incorporated (Parent). The Parent's primary operating subsidiary is M Life Insurance Company (M Life). M Life assumes and retrocedes life insurance contract risks. The life insurance contracts are produced for certain direct writing companies by agents who are shareholders in the Parent (Member Firms). The Company has been appointed as exclusive agent and distributor for M Fund, Inc., a registered investment company and an affiliate of the Company's Parent. M Fund, Inc. offers its shares to separate accounts of certain insurance companies as the underlying funding vehicle for certain life insurance policies offered by Member Firms of the Parent. The Company commenced retail operations in May 2000.

Revenue recognition
Insurance commissions are recognized as revenues when due. Equity and mutual fund transactions and related revenue are recorded on a settlement date basis, generally the third business day following the transaction date. The settlement date basis does not differ materially from the trade date basis. Investment advisory fees are recognized as earned.

Cash
The Company's cash consists of bank deposits at December 31, 2001 and 2000. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents.

Short-term investments
At December 31, 2000, short-term investments consisted of commercial paper, which were carried at amortized cost, which approximates fair value.

Property and equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded upon placement in service, using the double-declining-balance method over estimated useful lives of three to seven years. The half-year convention is applied in the year of purchase.

Deferred expenses
During 2001, the Company has deferred expenses associated with the acquisition and generation of new insurance business under the provisions of Statement of Financial Accounting Standards (SFAS) No. 97, *Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments* and SFAS No. 60, *Accounting and Reporting by Insurance Enterprises.*

1. The Company and Summary of Significant Accounting Policies (Continued)

Deferred expenses (continued)

The deferred expenses vary with and are primarily related to the acquisition of new business and have been deferred to the extent that such costs are deemed recoverable through future revenues. These expenses include certain costs associated with the acquisition and generation of new insurance business. Deferred expenses related to variable life products are amortized with interest in relation to the present value, using the assumed crediting rate of expected gross profits on the products reinsured by M Life. Retrospective adjustments of these amounts are recognized in the event that the Parent revises its estimates of current or future gross profits and losses, including investment gains and losses related to changes in market interest rates.

Changes in deferred expenses for the year ended December 31, 2001 are as follows:

Balance, beginning of year	$ 612,790
Capitalization of costs incurred	755,418
Amortization of deferred expenses	(110,516)
Balance, end of year	$ 1,257,692

The determination of expected future gross profits and losses is based on historical gross profits and management's estimates and assumptions regarding future investment spreads, maintenance expenses, mortality and persistency of the block of business. The accuracy of the estimates and assumptions are impacted by several factors, including factors outside the control of management, such as movements in interest rates. It is reasonably possible that conditions impacting the estimates and assumptions will change in the near term and that these changes may result in future adjustments to deferred expenses.

Income taxes

The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, on statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company is included in the consolidated federal income tax return filed by the Parent. The Company has recognized as a reclassification from additional paid-in capital to the accumulated deficit, the tax benefit provided the Parent company related to its net operating losses.

2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property and Equipment

At December 31, 2001 and 2000, property and equipment consists of the following:

	2001	2000
Capitalized software	$ 1,204,033	$ 902,033
Furniture and fixtures	96,385	42,550
Equipment	161,636	147,757
Leasehold improvements	14,697	13,336
	1,476,751	1,105,676
Less accumulated depreciation	911,069	340,753
	$ 565,682	$ 764,923

4. Deposits with Clearing Broker-Dealer

The Company follows the guidance prescribed in a SEC No-Action Letter (the Letter) dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer (PAIB assets) as allowable assets in their net capital computations, providing the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with SEC Rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter. On September 6, 1999, the Company and Pershing entered into a written agreement in accordance with the provisions of the Letter. The agreement requires Pershing to calculate the reserve requirement in accordance with the Letter.

At December 31, 2001, Pershing computed the reserve requirement for proprietary accounts of introducing broker-dealer. The amount held on deposit in the Company's reserve bank account was $25,000 (included in Other assets and deposits in the Statement of Financial Condition).

5. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions, as defined. At December 31, 2001 the Company had net capital of $457,807, which was $207,807 in excess of its required net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

6. Related-Party Transactions

The Company's Parent, M Financial Holdings Incorporated, allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses of the Company were incurred and expensed by the Company. Such direct expenses included expenses related to employee compensation and benefits, registration, assessments, fees, advertising and marketing, taxes, insurance, compensation related to production and supplies, which were specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. The Company, by mutual agreement with the Parent, has established a minimum net capital balance of $300,000. To the extent that the reimbursement of expenses will cause net capital to decline below $300,000, the Parent will make additional capital contributions to maintain a net capital balance of $300,000. Amounts contributed by the Parent for the Company for these expenses were $2,979,420 and $4,337,114 during 2001 and 2000, respectively. At December 31, 2001, $375,000 was payable to the Parent for expenses.

The Company incurred a net loss of $2,335,983 and $3,202,956 for the years ended December 31, 2001 and 2000, respectively. Management recognizes that the Company will continue to rely on capital contributions from the Parent to fund operations until the revenue base is sufficient to cover operating expenses and required net capital. Contributions of capital from the Parent were $2,979,420 and $4,497,114 during 2001 and 2000, respectively. The Parent has represented that it will continue to provide financial support to the Company until such time that the revenues earned are sufficient enough to cover the Company's operating expenses.

At December 31, 2001, the Company has $912,621 in commissions payable to Management Compensation Group Northwest, LLC, a wholly-owned subsidiary of the Parent. The commission expense between related parties amounted to $5,026,795 during 2001.

Supplementary Data

M Holdings Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Schedule I

	As filed in Part II Focus Report
Net capital:	
Total stockholder's equity	$ 2,642,626
Less nonallowable assets:	
Property and equipment	565,682
Deferred expenses	1,257,692
Accounts receivable	256,388
Prepaid expenses	46,027
Other assets	37,546
Net capital before haircuts on securities positions	479,291
Haircut on money market	21,484
Net capital	$ 457,807
Computation of alternative net capital requirement:	
Minimum dollar net capital requirement	$ 250,000
Excess net capital	$ 207,807

M Holdings Securities, Inc.
Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements for Brokers or Dealers Pursuant to Rule 15c3-3
December 31, 2001

Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201-5638
Telephone (971) 544-4000
Facsimile (971) 544-4100

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors of
M Holdings Securities, Inc.

In planning and performing our audit of the financial statements and additional information of M Holdings Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under SEC Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of SEC Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control



and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 8, 2002

PRICEWATERHOUSECOOPERS


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2002
WASH, D.C.
365

M Holdings Securities, Inc.

Report on Audits of Financial Statements and Supplementary Data
For the Years Ended December 31, 2001 and 2000